October 22, 2010
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.  20549

Attention:  H. Roger Schwall, Assistant Director

Re:       TETRA Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
File No. 001-13455

Dear Mr. Schwall:

We have received your letter of September 28, 2010 (the “Comment Letter”) addressed to me, President and Chief Executive Officer of TETRA Technologies, Inc. (the “Company”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the Commission on March 1, 2010 (the “Form 10-K”), and (ii) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, filed with the Commission on May 10, 2010 and August 9, 2010, respectively.  Set forth in the attached memorandum are the responses of the Company to the Comment Letter with respect to the above-referenced filings.  For your convenience, the comments provided by the Staff have been included before each response, in italicized text, in the order presented in the Comment Letter.

The Company acknowledges that:

$ the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
$ Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
$ the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please call Bass Wallace at (281) 364-2241 or Bill McDonald at Andrews Kurth LLP at (713) 220-4813.  We would appreciate the opportunity to confer with the Staff before its response and/or the issuance of any additional comments.

Yours very truly,

/s/Stuart M. Brightman
Stuart M. Brightman
President and Chief Executive Officer

cc:        Karl Hiller, Securities and Exchange Commission
Kevin Dougherty, Securities and Exchange Commission
Bass C. Wallace, Jr., TETRA Technologies, Inc.
Brad Farber, Ernst & Young LLP
Bill McDonald, Andrews Kurth LLP